

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 10, 2018

Michael Schrum
Chief Financial Officer
The Bank of N. T. Butterfield & Son Limited
65 Front Street
Hamilton
HM 12 Bermuda

> **Re:** **The Bank of N. T. Butterfield & Son Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2017**
> **Filed February 26, 2018**
> **File No. 001-37877**

Dear Mr. Schrum:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2017

Consolidated Statements of Operations, page F-5

1.   We note that you present dividend per share amounts on the face of your statements of operations. Please revise your future filings to remove such amounts; refer to ASC 260-10-45-5.

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies

B - Basis of Consolidation, page F-10

2.   We note that you consolidate Variable Interest Entities ("VIEs") where you are the primary beneficiary. We also note that you had no interests in VIEs where you were considered the primary beneficiary. For those entities in which you have a variable interest, however you are not the primary beneficiary, please address the following:

- Revise your future filings to more clearly discuss your accounting treatment of such entities (e.g. whether you account for those entities as voting interest entities ("VOEs").
- Revise you future filings, as necessary, to provide the disclosures required by ASC 810-10-50. Provide us with your proposed disclosure.

<u>Note 17 – Fair Value Measurements, page F-46</u>

3.   We note your disclosure within your critical accounting policies and estimates (Fair Value, page 71) that fair value is used on a nonrecurring basis to evaluate certain assets for impairment or for disclosure purposes. You also state that examples of nonrecurring uses of fair value include other real estate owned, loan impairments for certain loans, and goodwill. We do not see however, where you have provided the disclosures required by ASC 820-10-50. Please advise and revise your future filings as necessary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or me at (202) 551-3872 with any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services